Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Lennar Corp (LEN)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Lennar Corp (LEN)
Vote Yes: Item #5 – Reducing Greenhouse Gas Emissions

Annual Meeting: April 9, 2025

CONTACT: Kelly Poole | kpoole@asyousow.org

THE RESOLUTION

Resolved: Shareholders request the Board disclose how Lennar intends to reduce its full value chain greenhouse gas emissions in alignment with interim and long-term science-based climate goals.

SUMMARY

Lennar, the second largest residential home builder in the U.S., builds and sells single and multi-family homes in 22 states.1 Many states are already facing climate-related harm - from water shortages and heatwaves to intensifying storms and sea level rise. These challenges are reshaping homeowner needs, regulatory policies, and market expectations. As a homebuilder with a carbon-intensive value chain, Lennar must be prepared to stay competitive amid proliferating green building regulations, increasing demand for energy-efficient homes, resource constraints, and supply chain disruptions. However, Lennar has failed to fully respond to these risks, raising investor concerns about the Company’s long-term competitiveness.

In addition to climate change impacting Lennar’s business, investors are increasingly scrutinizing their portfolio companies’ contributions to global emissions. For example, a national insurance crisis is in full gear due to catastrophic, climate-related weather events. This, in turn, threatens to trigger a nationwide mortgage crisis as property values decline in climate-vulnerable areas—from the wildfire-prone West to coastal flood zones and storm-battered regions of the Midwest. Investors, particularly diversified investors, are concerned about the financial harm from these events and thus seek a plan for Paris-aligned greenhouse gas emission reductions from their portfolio companies.

Despite these growing risks, Lennar has only initiated limited low-carbon strategies and has not disclosed a forward-looking plan with quantifiable actions to mitigate climate-related risks and reduce its full value chain emissions. Meanwhile, its peers have expanded their disclosures and are capitalizing on the advantages of a low-carbon business model, leaving Lennar at a competitive disadvantage.

To ensure Lennar responds to these material climate-related risks and remains competitive in an industry being redefined by climate change, investors request the Board disclose how Lennar plans to address growing climate-related business impediments and reduce its full value chain greenhouse gas (GHG) emissions in alignment with interim and long-term science-based climate goals.

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1 https://investors.lennar.com/~/media/Files/L/Lennar-IR-V3/documents/annual-reports/2023-annual-report.pdf, p.1

2025 Proxy Memo Lennar Corp | Reducing Greenhouse Gas Emissions

RATIONALE FOR A YES VOTE

1.	Lennar is exposed to regulatory, competitive, and physical climate-related risks.
2.	Lennar has not implemented the proposal and fails to report on how it intends to reduce GHG emissions.
3.	Lennar lags peers in disclosing climate transition plans.

DISCUSSION

1.	Lennar is exposed to regulatory, competitive, and physical climate-related risks.

The residential construction industry is carbon-intensive, with emissions concentrated in the upstream production of building materials and in the downstream use of energy in homes. Lennar’s emissions reflect this industry trend with 99% of Lennar’s emissions in its value chain.2

Building and selling homes with high emission footprints exposes Lennar to the risk of not being able to comply with green building regulations. Lennar acknowledges these risks in its 2024 10-K report: “Government restrictions, standards, or regulations intended to reduce greenhouse gas emissions or potential climate change impacts…could reduce our profit margins and adversely affect our results of operations.”3

Climate-related regulations in the western U.S., where Lennar sold nearly 38% of its homes in 2024, are increasing annually, particularly in California.4 In 2022, California updated its energy code to require all new, single-family homes to be electric-ready, and approved a state-wide ban for new in-home gas furnaces and water heaters beginning in 2030.5 This increase in regulations is not restricted to California. There are currently 152 local governance ordinances spanning 12 states limiting the use of fossil fuels in buildings.6 This growing patchwork of local regulations highlights the need for a company-wide decarbonization plan, to avoid a fragmented, reactionary approaches to emissions reduction which will leave Lennar constantly adapting to new regulations after they are implemented, increasing compliance costs and operational inefficiencies. A company-wide decarbonization plan ensures long-term stability, reduces regulatory risk, and positions Lennar as an industry leader rather than a follower — ultimately providing a competitive edge as climate policies continue to expand.

At the same time, alongside these increasing restrictions, financial incentives for home decarbonization are growing, creating opportunities for Lennar to transition without sacrificing affordability. One example is California’s Electric Homes Program that offers funding to residential builders constructing new homes with all-electric appliances and equipment, helping offset the costs of low-carbon technologies.7 Leveraging these incentives would not only simplify regulatory compliance but also enhance home affordability and buyer appeal, aligning with market trends and consumer demand for energy-efficient housing.

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2 https://investors.lennar.com/~/media/Files/L/Lennar-IR-V3/documents/governance-documents/Lennar%202023%20Social%20Responsibility%20Report.pdf, p.9

3 https://otp.tools.investis.com/clients/us/lennar_corporation2/SEC/sec-show.aspx?FilingId=18124836&Cik=0000920760&Type=PDF&hasPdf=1, p.18

4 https://otp.tools.investis.com/clients/us/lennar_corporation2/SEC/sec-show.aspx?FilingId=18124836&Cik=0000920760&Type=PDF&hasPdf=1, p.30

5 https://www.energy.ca.gov/sites/default/files/2021-08/CEC_2022_EnergyCodeUpdateSummary_ADA.pdf, p.9; https://www.npr.org/2022/09/23/1124511549/california-plans-to-phase-out-new-gas-heaters-by-2030

6 https://buildingdecarb.org/zeb-ordinances

7 https://caelectrichomes.com/incentives/

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2025 Proxy Memo Lennar Corp | Reducing Greenhouse Gas Emissions

Energy-efficient homes also provide a range of benefits for consumers including long-term savings on utility bills.8 For example, homes with air-source heat pumps can save homeowners up to $650 a year on operational costs.9 This is a critical selling point for Lennar as the average U.S. residential customer has seen electricity rates jump by nearly 40 percent since 2010.10

Consumer interest in energy-efficient homes has caught the attention of the National Association of Realtors, which reports that 57% of surveyed realtors consider energy efficiency somewhat or very valuable in listings.11 Energy efficiency is no longer just a bonus — it’s a key factor influencing homebuyer decisions and resale value. If Lennar does not prioritize the decarbonization of its homes, it risks falling behind competitors who are better prepared to meet growing consumer demand for sustainable, cost-saving housing.

In addition to shifting market preferences, the Company faces increasing exposure to severe physical risks from climate change. As noted in its 10-K, “…severe weather conditions can delay new home deliveries, increase costs by damaging inventories and lead to shortages of labor and materials in areas affected by the disasters, and can negatively impact the demand for new homes in affected areas.”12 A recent study found that productivity losses from heat are expected to increase up to 30–40% under the worst climate change scenario by the end of the century.13 This could have financial consequences for Lennar, particularly in states where extreme heat threatens its labor force. For example, a recent study evaluating the impact of extreme heat on California’s economy, a large revenue source for Lennar, found the total lost work time among weather-exposed workers, such as home construction laborers, is valued between $7.7 million and $210 million per extreme heat event.14 Investors are concerned that Lennar will need to pass costs from heat-related delays along to customers, making it additionally difficult to maintain home affordability.

Finally, because of the increased severity and frequency of natural disasters, property insurance is increasingly expensive and, in certain locations, unavailable from private insurance providers. In Florida and Texas, states representing a material portion of Lennar’s business, homeowners are facing the highest home insurance prices in the U.S, and in California, insurance giants State Farm, Allstate, Farmers, and Safeco all announced decisions to halt or slow sales of new policies, a serious deterrent to home buying.15 This risk is reflected in Lennar’s 10-K:

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8 https://www.energystar.gov/newhomes/features-benefits/better-resale-value

9 https://zillow.mediaroom.com/2022-04-18-Eco-friendly-features-help-homes-sell-up-to-10-days-faster; https://www.nrel.gov/news/press/2024/benefits-of-heat-pumps-detailed-in-new-nrel-report.html

10 https://energyinnovation.org/wp-content/uploads/Clean-Energy-Isnt-Driving-Power-Price-Spikes.pdf

11 https://www.nar.realtor/research-and-statistics/research-reports/realtors-and-sustainability

12 https://investors.lennar.com/~/media/Files/L/Lennar-IR-V3/documents/annual-reports/2022-annual-report-v1.pdf, p.14

13 https://pmc.ncbi.nlm.nih.gov/articles/PMC10434255/

14 https://www.insurance.ca.gov/01-consumers/180-climate-change/upload/Impacts-of-extreme-heat-to-California-s-people-infrastructure-and-economy-by-California-Department-of-Insurance-June-2024.pdf, p.33

15 https://www.brookings.edu/articles/how-is-climate-change-impacting-home-insurance-markets/; https://www.insurance.com/home-insurance/state-farm-stops-selling-home-insurance-in-california

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2025 Proxy Memo Lennar Corp | Reducing Greenhouse Gas Emissions

The incidence of large wildfires in California has substantially increased in recent years and the risk of future wildfires is expected to increase. The housing markets in areas affected by California’s recent wildfires have been adversely affected by increased insurance costs and difficulties in obtaining homeowners’ insurance, which we expect to be exacerbated by the recent wildfires in Los Angeles.16

By reducing its own emissions and promoting broader decarbonization, Lennar can help mitigate the climate risks that directly impact its business. Difficulties in obtaining insurance or increased insurance costs will result in lower demand for homes through increased inability to secure mortgages and increased total cost of ownership. In contrast, fewer severe weather events mean less supply chain disruption, fewer construction delays, and a favorable insurance market—leading to long-term financial security for Lennar and its sector.

2.	Lennar has not implemented the Proposal and fails to report on how it intends to reduce its GHG emissions.

Lennar’s current disclosures do not satisfy investor expectations for climate transition plans, and additionally, it is unclear if and how its current sustainability efforts will contribute to reducing its full value chain GHG emissions.

In its opposition statement, Lennar states: “Due to our comprehensive sustainability efforts, 21% of the homes we built in 2023 were ENERGY STAR certified.” First, this is a low percentage of homes to be certified, given the clear need for increased home efficiency and reduced climate emissions. Further, ENERGY STAR building requirements lag existing regulations in states like California and Massachusetts, and Lennar’s adoption rate of even the less efficient Energy Star buildings falls short of industry peers.17 For example, Meritage Homes has built 100% ENERGY STAR-certified homes since 2009.18

Beyond energy efficiency, Lennar’s disclosures fail to address other key areas of carbon intensity such as sourcing low-carbon steel and cement, transitioning from natural gas to electric furnaces and water heaters, plans to expand EV charging infrastructure and rooftop solar panels, and reducing supply chain transportation emissions. Investors evaluate these factors when assessing climate risk, and Lennar’s lack of action and/or transparency raises concerns about the Company’s readiness for a low-carbon economy.

To define expectations for climate risk management, members of the CA100+, investor-led initiative created a Net Zero Benchmark (the Benchmark). The Benchmark criteria include that companies will set Paris-aligned interim and long-term emission reduction targets covering Scope 1, 2, and 3 emissions. The Benchmark also seeks quantitative forward-looking climate transition plans from companies. Lennar’s misalignment with the Benchmark is a signal to investors that the Company is lagging best practices, ignoring investor expectations, and failing to align its emissions with global climate goals.

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16 https://otp.tools.investis.com/clients/us/lennar_corporation2/SEC/sec-show.aspx?FilingId=18124836&Cik=0000920760&Type=PDF&hasPdf=1

17 https://www.cpuc.ca.gov/industries-and-topics/electrical-energy/demand-side-management/energy-efficiency/zero-net-energy#:~:text=All%20new%20residential%20construction%20will,will%20be%20ZNE%20by%202025; https://www.mass.gov/info-details/building-energy-code#energy-efficiency-provisions-of-the-state-building-code-

18 https://d1io3yog0oux5.cloudfront.net/_e12b68c7bd4e63256b8e5d3d3c9b352d/meritagehomes/db/845/7273/pdf/Meritage+Homes_2023_ESG+Report__FINAL.pdf, p.7

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2025 Proxy Memo Lennar Corp | Reducing Greenhouse Gas Emissions

Investors are also increasingly measuring companies against decarbonization pathways presented by leading experts such as the International Energy Agency (IEA). The IEA’s Net Zero Scenario designates a pivotal role for the building sector, including that all new buildings, and 20% of existing building stock, will be zero-carbon-ready by 2030.19 Lennar has not disclosed if and how it will reduce its emissions in line with this guidance. Further, if the building sector is to align with this science-based scenario, there must be immediate and sector-wide investments. Lennar has not disclosed if it is actively collaborating with suppliers toward this goal.

Finally, a similar proposal filed with Lennar at the 2024 annual meeting garnered a 20% vote, and despite this notable signal from investors, Lennar has not improved its climate disclosures.20 The Company has been unresponsive to Proponent’s outreach for both its 2024 and 2025 shareholder proposals.

3.	Lennar lags peers in disclosing climate transition plans.

Investors are concerned that Lennar’s peers have comparatively more action and disclosure related to their decarbonization efforts. KB Home, D.R. Horton, and PulteGroup annually report the average energy efficiency of their homes using the HERS scoring system, a third-party verification that allows investors to compare industry progress.21 Beyond disclosure, peers are also leveraging HERS scores to set clear efficiency targets. KB Home, for example, has established a 2025 goal to improve its HERS score, reinforcing its commitment to mitigating climate-related risks with an actionable near-term plan.22 Achieving such target will not only enhance its climate sustainability but also save KB Home’s customers nearly $1,000 annually on utility bills—a strong competitive advantage. 23 Meanwhile, Lennar claims in its opposition statement that it completes HERS certification on some homes but it does not disclose its average score, leaving investors with little insight into its progress or commitment to energy efficiency.

In addition to improving energy efficiency, a critical step in corporate climate transition planning is setting near and long-term science-aligned emission reduction targets. To date, seventy-seven U.S. companies in the homebuilding, real estate, and construction and engineering sectors have committed to set or have already set GHG emission reduction targets through the globally recognized Science Based Target initiative (SBTi).24

As a leading but high-emitting residential construction company, Lennar has an influential position that could contribute to shifting the building sector toward net zero emissions. Disclosing a climate transition plan can also send an important signal throughout Lennar’s value chain, including its steel and cement suppliers, sparking innovation and collaboration. By reducing the emissions from its full value chain, Lennar can also mitigate financial risks posed by heightened climate regulations, meet shifting consumer demands, and help retain its competitive advantage in the quickly decarbonizing buildings sector.

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19 https://www.iea.org/energy-system/buildings#tracking

20 https://www.asyousow.org/resolutions/2023/11/1-lennar-climate-transition-plan

21 https://www.kbhome.com/delivering-on-our-commitment-to-building-energy-efficient-homes; https://investor.drhorton.com/~/media/Files/D/D-R-Horton-IR/documents/fy23-dr-horton-inc-esg-report.pdf, p.51; https://www.pulte.com/energy-star-builder

22 https://s201.q4cdn.com/124745054/files/doc_financials/2023/sr/2023_SustainabilityReport_Final2.pdf, p.23

23 https://www.hersindex.com/hers-index/interactive-hersindex/interactive-hersindex-inside/#57

24 https://sciencebasedtargets.org/companies-taking-action#dashboard

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2025 Proxy Memo Lennar Corp | Reducing Greenhouse Gas Emissions

RESPONSE TO LENNAR’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its Opposition Statement, Lennar states that “providing disclosure about how the Company intends to reduce its full value chain greenhouse gas emissions is an unnecessary use of the Company’s funds, resources, and talent, and is not in the best interests of the Company or its stockholders.”

Lennar faces significant climate-related risks and the Company’s current disclosures are not responsive to investor concerns. Transparency around developing a climate transition plan and reducing key climate risks gives investors critical information on which to base sound investment decision making. Lennar is already facing risks from a dynamic housing market exacerbated by inflation and should prioritize the opportunity to address risks within its control, such as setting GHG reduction targets and reducing its carbon footprint. Disclosing a plan to reduce its full value chain emissions will be key to retaining a competitive edge, being prepared for regulations, and meeting customer expectations around low-carbon homes.

Lennar says aligning its disclosures with this proposal “…would duplicate the Company’s efforts and existing disclosures.”

The proponent is unaware of any reporting by Lennar regarding a plan to reduce its full value chain GHG emissions in alignment with medium and long-term science-aligned goals. This Proposal causes no duplication of efforts or disclosures.

Lennar says: “We have incorporated our ESG strategy into our operating plans so that we can monitor and effectively track progress,”

Lennar has not disclosed an ESG strategy, much less a climate transition plan. Climate transition plans include a forward-looking, short-term set of specific actions a company is taking to align internal business strategies and external climate and energy policy advocacy to reduce its GHG emissions in line with limiting global warming in a way that is just and equitable. Lennar’s limited current disclosure on solar panels and energy efficient appliances does not satisfy investor expectations for a company-wide emission reduction strategy nor does it constitute a plan to reduce Lennar’s climate-related risks.

The Company also fails to disclose any emission reduction goals. Without the framework of a company-wide transition plan, investors remain concerned about the Company’s strategy and direction for addressing climate risk. Further, Lennar cannot understand next steps or “effectively track progress” until it develops a science-aligned decarbonization plan and a timeline for achieving it. Citing to a broader ESG strategy, which is not evident to shareholders, is not responsive to this Proposal.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #5.

This proposal increases transparency around risk management and will provide investors with the assurance that Lennar is prioritizing the management of its financially material climate-related risks.

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2025 Proxy Memo Lennar Corp | Reducing Greenhouse Gas Emissions

For questions, please contact Kelly Poole, As You Sow, kpoole@asyousow.org

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